Exhibit 99.1

Youxin Technology Ltd Announces Pricing of $10.35 Million Initial Public Offering

Guangzhou, China, December 19, 2024 – Youxin Technology Ltd (the “Company” or “Youxin Technology”), a software as a service (“SaaS”) and platform as a service (“PaaS”) provider committed to helping retail enterprises digitally transform their businesses, today announced the pricing of its initial public offering (the “Offering”) of 2,300,000 Class A ordinary shares at a public offering price of US$4.50 per Class A ordinary share. The Class A ordinary shares have been approved for listing on The Nasdaq Capital Market and are expected to commence trading on December 20, 2024 under the ticker symbol “YAAS.”

The Company expects to receive aggregate gross proceeds of US$10.35 million from the Offering, before deducting underwriting discounts and other related expenses payable by the Company. In addition, the Company has granted the underwriters a 45-day option to purchase up to 345,000 additional Class A ordinary shares at the public offering price, less underwriting discounts. The Offering is expected to close on or about December 23, 2024, subject to the satisfaction of customary closing conditions.

Net proceeds from the Offering will be used for (i) research and development, including development of the Company’s SaaS standard product and further investment in the Company’s cloud services, (ii) investment in the Company’s sales and marketing, including expanding distribution channels for existing and future market, and (iii) general corporate purposes, which may include capital expenditures, potential strategic investments and acquisitions.

Aegis Capital Corp. is acting as the sole book-running manager for the Offering. Kaufman & Canoles P.C. is acting as the U.S. counsel to the Company, and Olshan Frome Wolosky LLP is acting as the U.S. counsel to Aegis Capital Corp.

A registration statement on Form F-1 (File No. 333-274404) relating to the Offering was filed with the U.S. Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on December 19, 2024. A final prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Electronic copies of the final prospectus may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th Floor, New York, New York 10105, by email at syndicate@aegiscap.com, or by telephone at +1 (212) 813-1010.

Interested parties should read in their entirety the prospectus and the other documents that the Company has filed or will file with the SEC, which provide more information about the Company and the Offering.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Youxin Technology Ltd

Youxin Technology Ltd is a SaaS and PaaS provider committed to helping retail enterprises digitally transform their businesses using its cloud-based SaaS product and PaaS platform to develop, use and control business applications without the need to purchase complex IT infrastructure. Youxin Technology provides a customized, comprehensive, fast-deployment omnichannel digital solutions that unify all aspects of commerce with store innovations, distributed inventory management, cross-channel data integration, and a rich set of ecommerce capabilities that encompass mobile applications, social media, and web-based applications. The Company’s products allow mid-tier brand retailers to use offline direct distribution to connect the management team, distributors, salespersons, stores, and end customers across systems, apps, and devices. This provides retailers with a comprehensive suite of tools to instantly address issues using real-time sales data. For more information, please visit the Company’s website: https://ir.youxin.cloud.

Cautionary Note Regarding Forward-Looking Statements

The foregoing material may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, including without limitation the Company’s expectations regarding the completion, timing and size of the proposed Offering and statements regarding the Company’s product development and business prospects and the use of proceeds from the sale of the Company’s shares in the Offering, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. Forward-looking statements are not guarantees of future actions or performance. These forward-looking statements are based on information currently available to the Company and its current plans or expectations and are subject to a number of risks and uncertainties that could significantly affect current plans. Should one or more of these risks or uncertainties materialize, or the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, performance, or achievements. Except as required by applicable law, including the security laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

For more information, please contact:

Youxin Technology Ltd.

Investor Relations Department
Email: ir@youxin.cloud

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com